BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

[redacted]

06015105

BAA

06 July 2006

SUPPL

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Sarah Hunter
Head of Investor Relations

7/13

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 6 July 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

News release

Immediate Release

Thursday 6 July 2006

ADI confirms commitment to Stansted second runway

ADI, the consortium led by Ferrovial which is the new owner of BAA, has today confirmed that BAA will continue its planned development of a second runway at Stansted Airport. ADI has also confirmed BAA's continued commitment to the policies put forward in the Government's 2003 Air Transport White Paper, which originally recommended the second runway at Stansted. The White Paper also proposed a third runway at Heathrow Airport provided that stringent environmental conditions could be met.

In addition to supporting the Stansted development, BAA's new owners will review the plans and costings to ensure they are in line with best practice and will deliver value for money for all stakeholders. The review is expected to conclude in the autumn.

Juan Béjar, Chief Executive Officer of Ferrovial Infraestructuras, S.A., comments,
"We have made today's statement so that all stakeholders in BAA's UK airports are very clear that we are committed to the White Paper agenda and committed to developing Stansted's second runway as soon as possible. We are reviewing the costs and plans for G2 as we would any major capital expenditure plan in the Group, to ensure that it delivers value for money, but we still expect to make a planning application in summer 2007 and do not foresee any delays to the timing of the development."

During the review work will continue on other aspects of the project, including the Environmental Impact Assessment and preparations for the public consultation on the road and rail access that will be required to serve a two-runway airport.

BAA

Project Director Alastair McDermid said:

"Our public consultation for G2 ended in March so we had been planning to report back to the community over the summer about the location of the second runway, the positioning of the extended airport boundary and the associated on-airport development. We now expect to be able to do this in the autumn although we are still on track to submit a planning application in summer 2007. We know that many local people are keen to know where they stand and our aim will be to report back to the community just as soon as ADI has had time to review our plans."

For further information on BAA plc see www.baa.com

- Ends -

All enquiries: **Duncan Bonfield, BAA plc**
Tel: +44 (0)20 7932 6831